May 26, 2011
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President & CEO
Stock Code Number: 6857, TSE first section
Ticker Symbol: ATE, NYSE

CONTACT:
Hiroshi Nakamura
Managing Executive Officer &
Senior Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Proxy Statement Disseminated to Verigy Shareholders
for their Decision on the Proposed Scheme of Arrangement

We refer to the press release "Acquisition of Shares of Verigy Ltd. (Whereby Verigy Ltd. is to Become a Wholly Owned Subsidiary of Advantest Corporation)" issued on March 28, 2011.  In connection therewith, Verigy Ltd. (“Verigy”) disseminated its proxy statement and documentation related to the proposed scheme of arrangement to Verigy shareholders on May 25, 2011 (U.S. time).

For the requisite shareholder approval for the proposed acquisition of Verigy by Advantest, Verigy’s shareholders will decide whether to authorize the scheme of arrangement at a meeting that was directed by the Singapore High Court to be convened at 10:00 a.m. on June 17, 2011 (U.S. Pacific Time) pursuant to the court order issued on May 19, 2011.

Please also note that Verigy disclosed on May 25, 2011 that it obtained consent from Agilent Technologies, Inc. to the proposed transaction, one of the conditions precedent to the transaction.